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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                         GREYHOUND LINES
                         (Name of Issuer)

                          COMMON STOCK

---------------------------------------------------------------------------

                 (Title of Class of Securities)

                           398048108
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) No fee is required, because a fee was paid in connection with the statement on Schedule 13D filed on June 24, 1994, by Snyder Capital Management, Inc. with respect to shares of Greyhound Lines Common Stock.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91)

SCHEDULE 13G

CUSIP No. 398048108                            Page 2 of 5 Pages

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1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

SNYDER CAPITAL MANAGEMENT, INC.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  /
                                                    (b)/  /
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
---------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER
       SHARES                 360,862
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH                  4,866,702
      REPORTING          --------------------------------------------------
       PERSON            7    SOLE DISPOSITIVE POWER
        WITH                  360,862
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              5,449,482
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,810,344
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     / /
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.99%
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12   TYPE OF REPORTING PERSON*
     IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 398048108                                Page 3 of 5 Pages

ITEM 1.

     (a)  The name of the issuer is Greyhound Lines, a Delaware corporation
("GL").

     (b) The principal executive office of GL is located at 15110 N. Dallas Parkway, Suite 600, Dallas, TX 75248.


ITEM 2.

     (a) The name of the person filing this statement is Snyder Capital Management, Inc. ("SCM").

     (b) The principal business office of SCM is located at 350 California Street, Suite 1460, San Francisco, CA 94104.

     (c)  SCM is a California corporation.

     (d)  This statement relates to shares of Common Stock of GL (the
"Stock").

     (e)  The CUSIP number of the Stock is 398048108.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) /XX/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G)

     (h)  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

SCHEDULE 13G

CUSIP No. 398048108                             Page 4 of 5 Pages

ITEM 4.  OWNERSHIP.

         (a)     SCM beneficially owns 5,810,344 shares of the Stock.

         (b)     SCM beneficially owns 9.99% of the Stock outstanding.

         (c)     (i)     SCM has the sole power to vote or to direct the vote
of 360,862 shares of the Stock.

                 (ii) SCM has the shared power to vote or to direct the vote of 4,866,702 shares of the Stock.

                 (iii) SCM has the sole power to dispose or to direct the disposition of 360,862 shares of the Stock.

                 (iv) SCM has the shared power to dispose or to direct the disposition of 5,449,482 shares of the Stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.


ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

SCM is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

SCHEDULE 13G

CUSIP No. 398048108                                Page 5 of 5 Pages


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February ___, 1996

SNYDER CAPITAL MANAGEMENT, INC.


By:  _________________________________
     Steven J. Block, Vice President
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